FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-31561)
FILING: REGISTRATION STATEMENT ON FORM S-4, AS AMENDED (REGISTRATION NO. 333-117325

Coeur d’Alene Mines Corporation 505 Front Avenue, P.O. Box I Coeur d’Alene, ID 83816-0316 Telephone 208.667.3511 Facsimile 208.667.2213

 Press Release

FOR IMMEDIATE RELEASE

COEUR TO ALLOW WHEATON RIVER OFFER TO EXPIRE

Postpones Special Shareholder Meeting

     Coeur d’Alene, Idaho, September 28, 2004 – Coeur d’Alene Mines Corporation (NYSE:CDE) today announced that it expects to allow its tender offer to acquire all of the outstanding shares of Wheaton River Minerals Ltd. (TSX:WRM, AMEX:WHT) to expire at 5:00 pm EST on September 30, 2004. The Company does not expect its current offer to meet the condition that 66 2/3% of outstanding Wheaton River shares be tendered into the offer.

     Dennis E. Wheeler, Chairman and Chief Executive Officer of Coeur d’Alene, said, “Further increasing the consideration payable under the present offer terms would not be in the best interest of our Coeur shareholders. We greatly appreciate the strong support we have received from our shareholders, as well as the support from many Wheaton River shareholders. We also appreciate that Institutional Shareholder Services, an independent advisory firm, supported our proposals and recognized the strategic and financial merits of this combination.”

     “Coeur will continue with its plans to grow shareholder value,” continued Mr. Wheeler. “We expect to make construction decisions on our two development projects – the San Bartolome silver project and the Kensington gold project – by the end of the year. In addition, we remain focused on reducing costs at our existing operations and pursuing both internal and select external growth opportunities.”

     Assuming the minimum tender condition is not met, Coeur intends to return any shares tendered pursuant to the offer promptly after the expiration of the offer in accordance with applicable law. Coeur also announced that it will postpone indefinitely the Special Meeting of Coeur Shareholders previously scheduled for 11:00 am local time on September 30, 2004.

     Coeur d’Alene Mines Corporation is the world’s largest primary silver producer, as well as a significant, low-cost producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Argentina, Chile and Bolivia.

Cautionary Statement
This document contains numerous forward-looking statements relating to the Company’s silver and gold mining business. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control. Operating, exploration and financial data, and other statements in this document are based on information the Company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company’s filings from time to time with the SEC, including, without limitation, the Company’s reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. Coeur’s offer to purchase is being made to Wheaton River shareholders only pursuant to tender offer material as required by applicable law. This communication also is not a solicitation of proxies from any securities holder of Coeur or Wheaton River. Coeur has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 and a Schedule TO and has filed the Canadian offer materials with Canadian securities regulators. Coeur also has filed a registration statement on Form S-4, which contains a combined proxy statement/prospectus relating to a special meeting of Coeur shareholders to consider certain matters relating to the proposed Coeur-Wheaton River combination and includes information regarding the participants in the related proxy solicitation. YOU ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO, THE OFFER AND CIRCULAR MAILED TO WHEATON SHAREHOLDERS AND ANY OTHER RELEVANT DOCUMENTS, INCLUDING PROXY MATERIALS, FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You can obtain such materials, and any amendments and supplements thereto, (as they become available) without charge at the SEC’s website, www.sec.gov (for materials filed with the SEC) and on SEDAR, www.sedar.com (for materials filed with Canadian securities regulators). In addition, you may obtain documents filed by Coeur with the SEC and the Canadian securities regulators by requesting them in writing from, 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.

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Contacts:	James A. Sabala
Chief Financial Officer
208-769-8152

Mitchell J. Krebs
Vice President Of Corporate Development
773-255-9808

Tony Ebersole
Investor Relations
800-523-1535

Judith Wilkinson / Matthew Sherman
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Dan Burch / Steve Balet
MacKenzie Partners, Inc.
212-929-5500